Adara Acquisition Corp.

8845 Red Oak Boulevard

Charlotte, NC 28217

(704) 606-2922

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549	November 18, 2020

Attention: Karina Dorin

Re:	Adara Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 25, 2020

CIK No. 0001823584

Dear Ms. Dorin:

Adara Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 22, 2020, regarding the Draft Registration Statement on Form S-1 submitted on September 25, 2020 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made to the Registration Statement in response to the Staff’s comments have been made in an amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Our Business Combination Process, page 6

1.	We note you disclose here that members of your management team and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please expand your disclosure to clarify, consistent with your disclosure on page 39, that your officers may not become an officer of any other special purpose acquisition company that has publicly filed a registration statement for its initial public offering until you have entered into a definitive agreement regarding your initial business combination or have liquidated the trust account.

In response to the Staff’s comment, we have revised the disclosure on pages 3 and 61 of the Amended Registration Statement.

Founder shares conversion and anti-dilution rights, page 13

2.	Please revise your disclosure to clarify whether ThinkEquity's Class B common shares will be subject to the anti-dilution provisions described herein. In that regard, we note you disclose that the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial business combination. We also note the related risk factor disclosure on pages 37-38.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Amended Registration Statement.

Summary Financial Data, page 25

3.	Please revise your disclosure to include a separate “as-adjusted” column with corresponding notes that explain the effects of the sale of units in the public offering, the sale of the private placement warrants, and other transactions as if they had occurred on that date.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Amended Registration Statement.

General

4.	We note you disclose on page 36 that you intend to complete an initial business combination with consumer products companies in the health and wellness and pet care space. Please revise your disclosure in the Summary, Proposed Business and elsewhere as appropriate to clarify your focus within the consumer products sector.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Registration Statement.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jeffrey Rubin, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Adara Acquisition Corp.

By:	/s/ Martin A. Sumichrast
Name:	Martin A. Sumichrast
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP